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                        Filed pursuant to Rule 425 of the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                                              Filer: Aquila Inc.
                                                    Subject Company: Aquila Inc.
                               Subject Company's Commission File Number: 1-16315

NEWS RELEASE                                                [AQUILA, INC. LOGO]

MEDIA CONTACT:
Al Butkus --       (816) 467-3616
Media Relations -- (816) 467-3000
INVESTOR CONTACT:
Ellen Fairchild--  (816) 527-1409


                      AQUILA APPOINTS INDEPENDENT ADVISORS
                 IN CONNECTION WITH PROPOSED OFFER BY UTILICORP

     KANSAS CITY, MO, November 20, 2001 -- Aquila, Inc. (NYSE: ILA) announced today the engagement of independent advisors in connection with the proposed offer by UtiliCorp United (NYSE: UCU) to acquire all outstanding Class A common shares of Aquila. Aquila is an approximately 80 percent-owned subsidiary of UtiliCorp, which owns all of the outstanding Class B common shares of Aquila. To assist the Aquila Board of Directors in performing its duties to the Class A shareholders, the Board has engaged The Blackstone Group LP as financial advisor and Jones, Day, Reavis & Pogue and Potter Anderson & Corroon LLP as legal counsel.

     Based in Kansas City, Aquila is one of the top wholesalers of electricity and natural gas in North America, is an innovative provider of risk management products and services and owns and controls a diverse portfolio of merchant assets including power plants, gas storage, pipeline, and processing facilities, and other complementary merchant infrastructure. Aquila also provides wholesale energy services in the United Kingdom, Scandinavia and Germany. Additional information is available at WWW.AQUILA.COM.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed offer, Aquila will file a disclosure statement on Schedule 14D-9 with the Securities and Exchange Commission (the "Commission"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THIS DOCUMENT AND ANY OTHER DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY ARE FILED WITH THE COMMISSION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WITH

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Aquila Advisors, Page 2


RESPECT TO THE OFFER. Investors and security holders may obtain a free copy of the Schedule 14D-9 (when available) and other documents filed by Aquila with the Commission at the Commission's website at http://www.sec.gov. Free copies of the
Schedule 14D-9, once available, as well as Aquila's related filings with the Commission, may also be obtained by directing a request to Aquila, Inc., Investor Relations, 1100 Walnut Street, Suite 3300, Kansas City, MO 64106; 816-527-1000.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

This press release may contain forward-looking statements. Naturally, all forward-looking statements involve risk and uncertainty and actual results or events could be materially different. Although Aquila believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Please review the company's registration statement on Form S-1, its latest quarterly report on Form 10-Q, any current reports on Form 8-K and recent press releases for other important factors that could cause results to differ materially from those in any such forward-looking statements. Information in these archived materials may not be current and may be superseded by more recent information published by Aquila.



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